[SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP LETTERHEAD]

                                                         October 6, 2006

VIA EDGAR AND COURIER
Elaine Wolff, Esq.
Branch Chief
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  Douglas Emmett, Inc.
  Registration Statement on Form S-11
  Registration No. 333-135082

Dear Ms. Wolff:

        On behalf of Douglas Emmett, Inc. ("Douglas Emmett"), in connection with the proposed initial public offering of Douglas Emmett's common stock, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the "SEC"), Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-135082) (the "Registration Statement"), including exhibits, for filing under the Securities Act of 1933, as amended (the "Securities Act"), which we have marked to show changes from Douglas Emmett's Amendment No. 3 to the Registration Statement, filed on October 3, 2006

        The changes reflected in Amendment No. 4 to the Registration Statement include those made in response to the comments of the Staff of the SEC set forth in the Staff's comment letter dated October 5, 2006, as further discussed with the Staff on October 5, 2006, as well as other updates.

        Set forth below are Douglas Emmett's responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. For the convenience of the Staff, we have also sent to you paper copies of this letter and copies of Amendment No. 4. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement, as amended. Page references are generally not given when the changes appear throughout the prospectus. References throughout this letter to "we," "us" and "our" are to Douglas Emmett.

Summary

1.
Please revise the first paragraphs of the summary and throughout to clarify that you do not currently own and operate the portfolio of assets to which you refer but rather that this will take place upon consummation of the offering.

        We have revised the disclosure as requested. Please see pages 1, 8, 58 and 169.

Distribution Policy, Pages 46 to 49

2.
We note your response to prior comment 4 and your disclosure that you have incurred approximately $1.2 million of commitments for capital expenditures as of June 30, 2006. We also note your disclosure on page 80 which indicates that you expect repositioning efforts to require non-recurring capital expenditures of $14.3 million over the next 12 to 24 months. Given this large amount of repositioning costs on the horizon, we ask that you confirm to us that only $1.2 million in capital expenditures have been incurred but unpaid as of June 30, 2006 and that you have no commitments for the twelve months ended June 30, 2007 related to the $14.3 million in repositioning costs expected to be incurred over the next two years. Also, help us to understand why you have not adjusted your table of estimated cash available for distribution on pages 47 to 48 to reflect the $1.2 million in non-recurring capital expenditures to be paid in 2007. Additionally, please advise us why you have not adjusted the table for non-recurring leasing costs related to your repositioning efforts at Warner Center Towers, Trillium and Bishop Place.

  We confirm that only $1.2 million in capital expenditures have been incurred but unpaid as of June 30, 2006 and that as of June 30, 2006 we had no contractual commitments for the twelve months ended June 30, 2007 related to the $14.3 million in repositioning costs expected to be incurred over the next two years. We have not adjusted our table of estimated cash available for distribution on pages 47 to 48 to reflect the $1.2 million in non-recurring capital expenditures to be paid in 2007 because the $1.2 million includes both recurring and non-recurring capital expenditures, and the non-recurring portion is de minimus. We have revised footnote 7 on page 49 to add this disclosure. In addition, we have not adjusted the table for non-recurring leasing costs related to our repositioning efforts at Warner Center Towers, Trillium and Bishop Place because we do not currently have any commitments to incur such costs.

2.
We note your response to prior comment 9. Given the magnitude of the expected increase to recurring capital expenditures for your office portfolio (above your predecessor's weighted average annual cost of $0.22 per square foot), please add relevant disclosure of these expectations to the footnotes of your table of estimated cash available for distribution on pages 47 to 50.

  We have revised the disclosure as requested. Please see footnote 8 on page 49.

3.
We note that you anticipate a payout ratio in excess of 100% for the twelve months ended June 30, 2007. Please revise to include disclosure explaining how any distributions in excess of cash available for distribution will be funded.

  We have revised the disclosure as requested. Please see pages 31 and 50.

Dilution, page 52

4.
We note your disclosure which indicates that you had a net tangible book value per share of $4.38 before the formation and refinancing transactions and the offering. However, the table you provide appears to indicate that this amount was a negative amount as a $21.29 increase resulted in a Pro forma net tangible book value of $16.91. Please provide us with a detailed calculation of net tangible book value per share before the formation and refinancing transactions and the offering. Additionally, please revise your disclosures throughout the filing, as appropriate.

  We have corrected the disclosure on page 52 and throughout the filing as appropriate. We have supplementally provided to the Staff a detailed calculation of net tangible book value per share before the formation and refinancing transactions and the offering.

Bonus Payments, page 168

5.
Please tell us whether the historical financial statements included in the filing include accruals for the $13.5 million in bonuses to be paid to employees prior to the offering.

  The historical financial statements included in the filing do not include accruals for the $13.5 million in bonuses to be paid to employees prior to the offering. We have revised page 168 to clarify the disclosure pursuant to our discussion with the Staff.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 80

6.
We note your response to prior comment 8 and do not understand why you would attribute historically low levels of capital expenditures related to your multifamily portfolio to your policy of expensing "make ready costs". Please revise your disclosure to more clearly explain why you expect such a significant increase in make ready costs for the twelve months ending June 30, 2007.

  We have revised the disclosure as requested. Please see page 80.

Commitments, page 81

7.
Please tell us what consideration you gave to including obligations related to your employment agreements discussed on pages 154 through 160.

  We have revised the disclosure pursuant to discussion with the Staff. Please see page 81.

        Please contact me at (213) 687-5234 or Jennifer Bensch at (212) 735-2950 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel
cc:
Securities and Exchange Commission
Steve Jacobs
Howard Efron